Sport Supply Group, Inc.
1901 Diplomat Drive
Dallas, Texas 75234
214-459-9005

May 29, 2009

Via EDGAR
Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:
Sport Supply Group, Inc. (the “Company” or “Sport Supply Group”)
Form 10-K Fiscal Year Ended June 30, 2008
Filed August 29, 2008
Proxy Statement on Schedule 14A, as amended
Filed October 8, 2008
Form 10-Q for Fiscal Quarters Ended
September 30, 2008 and December 31, 2008
Filed November 5, 2008 and February 11, 2009
File No. 001-15289

Dear Mr. Owings:

This letter is in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in its letter of May 11, 2009 to Adam Blumenfeld, the Company’s Chief Executive Officer.  In order to expedite the Staff’s review of the Company’s responses, we have numbered and reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 1.     Description of Business, page 2

1.
We note your responses to comments three, four and five from our letter dated March 30, 2009.  Please confirm that you will provide disclosure, if appropriate, that is similar to your response to each of these comments in your future filings.  If you do not intend to include similar disclosure in future filings, please discuss why.

Response:  We confirm that in future filings we will provide disclosure, if appropriate, that is similar to the responses provided in comments three, four and five of our letter dated April 29, 2009.

Item 1A,      Risk Factors, page 10

State and local sales tax collection may affect demand for our products, page 13

2.
We note your response to comment six from our letter dated March 30, 2009.  Please confirm that you will discuss in your Management’s Discussion and Analysis section in future filings, if material, how the uncertainty surrounding various state and local governments seeking to collect sales tax from you for sales in their jurisdictions affects your overall operations.

Response:  We confirm that in future filings we will discuss in our Management’s Discussion and Analysis section, if material, how the uncertainty surrounding various state and local governments seeking to collect sales taxes from us for sales in their jurisdictions affects our overall operations.

Item 8, Financial Statements and Supplementary Data, page 38

Report of Independent Registered Public Accounting Firm, page 39

3.	We note your response to comment 14 from our letter dated March 30, 2009. Please supplementally provide a copy of the signed audit report and auditor’s consent.

Response:  In response to your request, enclosed please find the audit report and auditor’s consent which were each executed by Grant Thornton LLP.

Consolidated Financial Statements, page 40

Notes to Consolidated Financial Statements, page 44

Staff Accounting Bulletin 108, page 47

4.
We reviewed your response to comment 15 in our letter dated March 30, 2009 noting that you undertook the nexus study in fiscal 2007.  It is unclear to us whether you identified and evaluated the accounting errors using the rollover method in previous reporting periods.  Please note that the option to correct accounting errors as a cumulative effect adjustment is not applicable unless management identified the errors and properly applied its previous approach to evaluate materiality of misstatements in previously issued financial statements.  Please confirm to us whether the errors in prior year financial statements were identified and assessed using the rollover method in prior fiscal years.  Refer to the Interpretive Guidance to Question 3 of SAB Topic 1:N.

Response:  We confirm that prior to the adoption of SAB 108, we used the rollover approach to evaluate accounting errors.

Note 3, Business Combinations, page 49

5.
We reviewed your response to comment 16 in our letter dated March 30, 2009.  It does not appear that you applied the purchase method of accounting for each step of the acquisition.  Please tell us in detail why your accounting for the acquisition of the additional ownership interests in Old SSG in fiscal 2006 and 2007 complies with the purchase method of accounting.  We are particularly interested in understanding why the allocation of the purchase prices of the additional ownership interests acquired in fiscal 2006 and 2007 had no impact on the amounts assigned to assets acquired and liabilities assumed other than goodwill.  In addition, tell us why you believe pro forma financial information for the step acquisitions is not required.  Refer to paragraphs 54-55 of SFAS 141.

Response:   Upon the acquisition of 53.2% of the outstanding capital stock of Old SSG on July 1, 2005, we incorrectly recorded 100% of the fair value of the tangible and intangible assets of Old SSG with the residual recorded in goodwill.   The acquisition of 53.2% of Old SSG was accounted for using the purchase method of accounting and the excess of the purchase price over the fair value of the net assets, liabilities and minority interest was allocated to goodwill.  Subsequently, on November 22, 2005, upon the acquisition of an additional 20% of the outstanding capital stock of Old SSG, we reviewed the factors considered in the original valuation of the acquired assets and determined no significant changes had occurred that would materially impact the valuation.  Therefore, we allocated the purchase price for the additional 20% of the outstanding capital stock of Old SSG to goodwill and a reduction of minority interest.  Upon the completion of the acquisition of the remaining 26.8% of the capital stock of Old SSG on November 13, 2006, we again reviewed the factors considered in the original valuation of the acquired assets and determined no significant changes had occurred that would materially impact the valuation.  As a result, we allocated the purchase price for the additional 26.8% of the capital stock of Old SSG to goodwill and a reduction of minority interest.

If we had properly allocated the purchase price to the tangible and intangible assets of Old SSG based on the percentage acquired at each acquisition date, the amounts ultimately allocated to the separately identifiable intangible assets and goodwill would be the same upon the acquisition of the final 26.8% of Old SSG because we determined none of the fair values of the separately identified intangible assets had changed.  Allocating the purchase price based on the percentage of capital stock acquired at each acquisition date would have changed net income, diluted earnings per share, and the total assets as follows for each period due to changes in amortization expense.

	2006		2007		2008
	Increase (decrease)
	Dollars	%	Dollars	%	Dollars	%
Net income	$194,000	10%	$19,000	1%	$4,000	0%
Diluted earnings per share	$0.02	11%	$0.00	0%	$0.00	0%
Total assets	$(2,511,000)	(2)%	$432,000	0%	$425,000	0%

We do not believe the effects of the differences shown in the table above are quantitatively material to our historical financial statements for the following reasons:

●
The effect on fiscal 2009 total assets will be $345,000, or 0% of total assets, which is down from the $425,000 effect on fiscal 2008 total assets.  The effect on fiscal 2009 net income and earnings per share will continue to be 0% based on our results through March 31, 2009 and anticipated fourth quarter 2009 results. We considered the dual approach under SAB 108 and concluded that the cumulative error for fiscal 2009 would not be material to either the fiscal 2009 total assets, net income or dilutive earnings per share.

●
The largest impact is in fiscal 2006, which is nearly three years old and thus less relevant to readers of our financial statements.  Fiscal 2006 will not be included in our financial statements in any future annual or quarterly reports.  A $.02 increase in fiscal 2006 diluted earnings per share would not change the current price of our stock since it is only impacted by current operating results.

●	On a go-forward basis, the effects on net income, diluted earnings per share and total assets, will continue to decline.
●
The differences in net income and earnings per share shown in the table above relate solely to the non-cash charge for amortization expense and demonstrate that our earnings as reported were slightly understated rather than overstated.

●
The difference in the non-cash charge for amortization expense does not change historical EBITDA (“Earnings before interest, taxes, depreciation and amortization”) which we rely on as a primary measure to review and assess operating performance.  We believe our investors also utilize EBITDA as a primary measure of operating performance and to compare our operating results with corresponding periods and with other companies.

●	As demonstrated in the following chart, the corrected amounts do not change the earnings trend as reported.

To determine whether there were any qualitative factors that would cause the uncorrected errors to be material, we considered the guidance in SAB Topic 1M, Materiality.  The additional criteria considered include whether the errors:

●	mask a change in earnings or other trends;
●	hide a failure to meet analysts’ consensus expectations;
●	change a loss into income or vice versa;
●	affect the Company’s compliance with regulatory requirements;
●	affect the Company’s compliance with loan covenants or other contractual requirements;
●	have the effect of increasing management’s compensation; or
●	involve concealment of an unlawful transaction.

In each case these factors did not exist, which confirms there is not additional evidence that the difference in the allocation of the assets is material.  Therefore, based on the analysis of the quantitative and qualitative information, we determined that the difference in fair values assigned to separately identified assets based on the percentage acquired was immaterial.

Lastly, we do not believe pro forma financial information is required for the acquisition of Old SSG.  Pro forma information is required in the year in which an acquisition occurs and the preceding year.  The final acquisition of Old SSG occurred in fiscal 2007.  Thus, pro forma information is not applicable for our fiscal 2008 year.  In fiscal 2006 and 2007, because we recorded 100% of Old SSG’s results in our financial statements, the only difference between the actual results as presented and the pro forma information would be the elimination of the minority interest, which solely relates to Old SSG.  Minority interest is clearly presented on the face of the income statement, and it is clear from the footnote disclosures that minority interest relates only to Old SSG.  From the information presented, a reader of the financial information can easily eliminate the minority interest without pro forma disclosure.

Definitive Proxy Statement on Schedule 14A

Elements of the Executive Compensation Program, page 16

Short-Term Bonus Incentive Compensation, page 17

6.
We note your responses to comments 22, 23 and 24 from our letter dated March 30, 2009.  Please confirm that you will provide disclosure, if appropriate, that is similar to your response to each of these comments in your future filings.  If you do not intend to include similar disclosure in future filings, please discuss why.

Response:  We confirm that in future filings we will provide disclosure, if appropriate, that is similar to the responses provided in comments 22, 23 and 24 of our letter dated April 29, 2009.

Any comments or questions concerning the Company’s responses contained herein should be directed to John E. Pitts at 214-459-9005.

Very truly yours,

John E. Pitts
Chief Financial Officer

Grant Thornton

Report of Independent Registered Public Accounting Firm

Audit • Tax • Advisory

Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-9436

T 214.561.2300
F 214.561.2370
www.GrantThornton.com

The Stockholders and Board of Directors
Sport Supply Group, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Sport Supply Group, Inc. (a Delaware corporation) and Subsidiaries as of June 30, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2008. Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sport Supply Group, Inc. and Subsidiaries as of June 30, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company recorded a cumulative effect adjustment as of July 1, 2006, in connection with the adoption of SEC Staff Accounting Bulletin No. 108, "Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements."

Grant Thornton LLP

Dallas, Texas
August 27, 2008

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd